1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Nov. 9, 2007

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F       x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No       x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2007/11/09

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1.	Announcement on 2007/10/12: Related information regarding the cumulative value of shares repurchased amounted to over NT$300 million

2.	Announcement on 2007/10/16: Related information regarding the cumulative value of shares repurchased amounted to over NT$300 million

3.	Announcement on 2007/10/17: To announce the record date of capital reduction

4.	Announcement on 2007/10/17: Related information regarding the cumulative value of shares repurchased amounted to over NT$300 million

5.	Announcement on 2007/10/18: Related information regarding the cumulative value of shares repurchased amounted to over NT$300 million

6.	Announcement on 2007/10/22: Related information regarding the cumulative value of shares repurchased amounted to over NT$300 million

7.	Announcement on 2007/10/23: The Board approved the appointment of Minsky Luo as SVP of the Company

8.	Announcement on 2007/10/23: To announce the board approved the preliminary plan of capital reduction

9.	Announcement on 2007/10/25: Related information regarding the cumulative value of shares repurchased amounted to over NT$300 million

10.	Announcement on 2007/10/26: Announcement of the completion of the share repurchase program

11.	Announcement on 2007/10/31: To announce the differences for the nine months of 2007 financial statements between ROC GAAP and US GAAP

12.	Announcement on 2007/10/31: Chunghwa Telecom held investor conference call for the first nine months of 2007 operation results

13.	Announcement on 2007/11/09: Chunghwa Telecom Announced Revised EPS of NT $3.94 for the First Ten Month 2007

14.	Announcement on 2007/11/09: Chunghwa Telecom announced its revenues of NT$15.31 billion for October 2007

15.	Announcement on 2007/11/09: Oct. 2007 sales

EXHIBIT 1

Related information regarding the cumulative value of shares repurchased amounted to over NT$300 million

Date of events: 2007/10/12

Contents:

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2007/10/12

2. Number of shares repurchased this time: 9,710,000

3. Type of shares repurchased this time: common stock

4. Total monetary amount of shares repurchased this time: 593,495,326

5. Average repurchase price per share this time: 61.12

6. Cumulative number of own shares held during the repurchase period: 69,099,000

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.65%

8. Any other matters that need to be specified: None

EXHIBIT 2

Related information regarding the cumulative value of shares repurchased amounted to over NT$300 million

Date of events: 2007/10/16

Contents:

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2007/10/16

2. Number of shares repurchased this time: 8,533,000

3. Type of shares repurchased this time: common stock

4. Total monetary amount of shares repurchased this time: 521,581,711

5. Average repurchase price per share this time: 61.13

6. Cumulative number of own shares held during the repurchase period: 77,632,000

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.73%

8. Any other matters that need to be specified: None

EXHIBIT 3

To announce the record date of capital reduction

Date of events: 2007/10/17

Contents:

1. Date of occurrence of the event: 2007/10/17

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: To announce the record date of capital reduction on 2007/10/19

6. Countermeasures: None

7. Any other matters that need to be specified: The board meeting held on 2007/07/10 authorized the chairman to approve the record date of capital reduction. Such record date is for registration to MOEA of capital reduction only. The company will announce the operations plan, including record date for replacement of share certificates to decide entitled shareholders, trading suspension period, anticipated listing date of the new shares and payment date.

EXHIBIT 4

Related information regarding the cumulative value of shares repurchased amounted to over NT$300 million

Date of events: 2007/10/17

Contents:

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2007/10/17

2. Number of shares repurchased this time: 13,113,000

3. Type of shares repurchased this time: common stock

4. Total monetary amount of shares repurchased this time: 797,175,028

5. Average repurchase price per share this time: 60.79

6. Cumulative number of own shares held during the repurchase period: 90,745,000

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.85%

8. Any other matters that need to be specified: None

EXHIBIT 5

Related information regarding the cumulative value of shares repurchased amounted to over NT$300 million

Date of events: 2007/10/18

Contents:

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2007/10/18

2. Number of shares repurchased this time: 9,835,000

3. Type of shares repurchased this time: common share

4. Total monetary amount of shares repurchased this time: 599,506,039

5. Average repurchase price per share this time: 60.96

6. Cumulative number of own shares held during the repurchase period: 100,580,000

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.95%

8. Any other matters that need to be specified: None

EXHIBIT 6

Related information regarding the cumulative value of shares repurchased amounted to over NT$300 million

Date of events: 2007/10/22

Contents:

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2007/10/22

2. Number of shares repurchased this time: 14,446,000

3. Type of shares repurchased this time: common share

4. Total monetary amount of shares repurchased this time: 867,750,539

5. Average repurchase price per share this time: 60.07

6. Cumulative number of own shares held during the repurchase period: 115,026,000

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.08%

8. Any other matters that need to be specified: None

EXHIBIT 7

The Board approved the appointment of Minsky Luo as SVP of the Company

Date of events: 2007/10/23

Contents:

1. Date of occurrence of the event: 2007/10/23

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: None

5. Cause of occurrence: BOD approved the appointment of Minsky Luo, as Senior Vice President of the Company

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 8

To announce the board approved the preliminary plan of capital reduction

Date of events: 2007/10/23

Contents:

1. Date of the board of directors resolution: 2007/10/23

2. Record date of the capital reduction: 2007/10/19

3. Operations plan for replacement of share certificates for the capital reduction:

(1) The shares to be converted include only the listed common shares amounted 10,634,629,602 shares with par value NT$10, amounted NT$106,346,296,020.

(2) The amount and shares of the capital reduction will be NT$9,667,845,090 and 966,784,509 shares.

(3) Capital reduction ratio: 9.09090908835%. Every thousand shares will be converted to 909.0909091165 shares (i.e. every thousand shares decrease 90.9090908835 shares). For the fractional common share results from the capital reduction, the Company will pay the shareholder cash based on the close price of the last trading day before the record date of the conversion, chopped off to whole NT dollar. The Chairman is hereby authorized to offer designated persons to purchase all the fractional shares at the close price.

(4) Total shares and amount of the common shares after the capital reduction: 9,667,845,093 shares; par value NT$10; paid-in capital NT$96,678,450,930.

(5) Schedule:

a. The record date of the replacement of share certificates is preliminarily set to be 2007/12/29 and the conversion of new shares will begin from 2008/01/09 (scripless shares issuance).

b. Book closure date: From 2007/12/25 to 2008/01/08

c. Trading suspension period: From 2007/12/21 to 2008/01/08

d. The new shares will be listed on 2008/01/09 and replace original shares.

e. Payment date of the returned cash capital: 2008/01/09

(6) Conversion procedure:

a. Since the Company has issued negotiable securities in scripless form, it will not issue any physical share certificates in this conversion. For the shareholders who do not have a centralized custody account, please open one with your current security firm to ensure the operation of the conversion.

b. For the shareholders who hold physical share certificates and have booked before the book closure date, please deposit the certificates to your centralized custody account before 2007/12/20.

If not, please prepare your share certificates, registered chop and securities passbook and apply the conversion with the Company’s transfer agent, Taiwan Securities Co., Ltd.

c. For the shareholders who failed to complete booking before the book closure date, please prepare the original shares and the notice of transferring and booking, the report of purchasing or the tax record of the trading, the list of the numbers of the withdrawing shares and the copy of both sides of your ID and apply the conversion with the Company’s transfer agent, Taiwan Securities Co., Ltd.

d. The Taiwan Depository & Clearing Corporation will convert all the share which have been deposited in centralized custody accounts in scripless form for future trading.

e. Location of the application for conversion: B1, No. 96, Sec.1, Chien-Kuo N. Rd., Department of Stock Affairs Agent, Taipei, Taiwan Securities Co., Ltd., Telephone: 02-25048125.

(7) The plan will be performed after the it is approved by the TSEC.

4. Record date of the replacement of share certificates: 2007/12/29

5. Rights and obligations of the new shares after the capital reduction: The new shares will have the same rights and obligations as the original shares.

6. Anticipated listing date for the new shares: 2008/01/09

7. Any other matters that need to be specified: The Board authorized the Chairman to reset the record date of the replacement of share certificates and the related schedule in accordance with the authority’s operation schedule if necessary.

EXHIBIT 9

Related information regarding the cumulative value of shares repurchased amounted to over NT$300 million

Date of events: 2007/10/25

Contents:

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2007/10/25

2. Number of shares repurchased this time: 6,049,000

3. Type of shares repurchased this time: common share

4. Total monetary amount of shares repurchased this time: 367,881,963

5. Average repurchase price per share this time: 60.82

6. Cumulative number of own shares held during the repurchase period: 121,075,000

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.14%

8. Any other matters that need to be specified: None

EXHIBIT 10

Announcement of the completion of the share repurchase program

Date of events: 2007/10/26

Contents:

1. Originally determined ceiling on total monetary amount of the share repurchase: NT$ 273,155,951,867

2. Original scheduled period for the repurchase: 2007/08/29~2007/10/28

3. Originally determined number of shares to be repurchased: 250,000,000 shares

4. Originally determined type of shares to be repurchased: Common shares

5. Originally determined repurchase price range: NT$38.36 ~ NT$85.23

6. Date of expiry of the repurchase period or completion of the repurchase: 2007/10/28

7. Number of shares repurchased: 121,075,000

8. Type of shares repurchased: Common shares

9. Total monetary amount of shares repurchased: NT$7,217,561,937

10. Average repurchase price per share: NT$59.61

11. Cumulative number of own shares held: 121,075,000

12. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.14%

13. Reason for non-completion of the share repurchase at expiry of the repurchase period: In consideration of the stability of market price, the best utilization of the Company’s capital, and the shareholders’ benefits, we did not execute the repurchase plan up to its maximum amount. The execution rate is 48.43%.

14. Any other matters that need to be specified: None

EXHIBIT 11

To announce the differences for the nine months of 2007 financial statements between ROC GAAP and US GAAP

Date of events: 2007/10/31

Contents:

1. Date of occurrence of the event: 2007/10/31

2. Cause of occurrence: To announce the differences for the nine months of 2007 financial statements between ROC GAAP and US GAAP

3. Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese): Under accounting principles generally accepted in the Republic of China (ROC GAAP), Chunghwa Telecom Co., Ltd. (or the “Company”) reported net income of NT$37,786,442 thousand, earnings per share of NT$3.55 for the nine months of 2007, total assets of NT$448,898,969 thousand, total liabilities of NT$49,852,016 thousand, and total shareholders’ equity of NT$399,046,953 thousand as of September 30, 2007. Under generally accepted accounting principles in the United States of America (US GAAP), the Company reported consolidated net income of NT$38,295 million, earnings per share of NT$3.60 for the nine months of 2007, total assets of NT$390,940 million, total liabilities of NT$67,619 million, minority interest of NT$2,411 million and total shareholders’ equity of NT$320,910 million as of September 30, 2007. The differences between ROC GAAP and US GAAP followed by the Company mainly come from employees’ bonus, remuneration for directors and supervisors, depreciation expenses, gains on sale of fixed assets and provision for 10% undistributed earning tax.

4. Any other matters that need to be specified: Chunghwa Telecom’s earnings distribution and stockholders’ equity are in accordance with financial statements based on ROC GAAP.

EXHIBIT 12

Chunghwa Telecom held investor conference call for the first nine months of 2007 operation results

Date of events: 2007/10/31

Contents:

1. Date of the investor/press conference: 2007/10/31

2. Location of the investor/press conference: No. 21-3, Hsinyi Rd. Sec. 1, Taipei

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/ or http://www.cht.com.tw/ir

4. Any other matters that need to be specified: none.

EXHIBIT 13

Chunghwa Telecom Announced Revised EPS of NT$3.94 for the First Ten Month 2007

Date of events: 2007/11/09

Contents:

1. Date of occurrence of the event: 2007/11/09

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom announced revised EPS of NT$3.94 for the first ten months of 2007.

6. Countermeasures: None

7. Any other matters that need to be specified: The Company’s net income for the first ten months of 2007 was NT$41.9 billion, and EPS was NT$4.39 with consideration of capital stock of 9,546,770 thousand shares as a result of previously announced capital reduction and share repurchase program. However, the Company has recalculated the weighted average of outstanding shares to 10,621,418 thousand shares, due to the registration of capital reduction yet to be completed, and its revised EPS for the first ten months of 2007 was NT$3.94.

EXHIBIT 14

Chunghwa Telecom announced its revenues of NT$15.31 billion for October 2007

Date of events: 2007/11/09

Contents:

1. Date of occurrence of the event: 2007/11/09

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom’s revenues for October 2007 were NT$15.31 billion. The unaudited accumulated income from operations for January to October was NT$54.0 billion, net income was NT$41.9 billion and EPS was NT$4.39.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 15

Chunghwa Telecom

November 9, 2007

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Oct 2007

1) Sales volume (NT$ Thousand)

Period	Items	2007	2006	Changes	%
Oct	Invoice amount	17,446,168	17,327,378	118,790	0.69%
Jan - Oct	Invoice amount	176,986,953	175,838,469	1,148,484	0.65%
Oct	Net sales	15,313,158	15,237,292	75,866	0.50%
Jan - Oct	Net sales	155,253,253	152,731,714	2,521,539	1.65%

b Trading purpose: None